To: All Media
Date: October 21, 2004

Arrow Releases Third Quarter Operating Results

Arrow Financial Corporation announced operating results for the three and nine month periods ended September 30, 2004. Net income for the quarter ended September 2004 was $5.0 million, an 8.7% increase from the prior year's third quarter result of $4.6 million. Diluted earnings per share for the third quarter rose 9.1% to $.48 in 2004 from $.44 in 2003. For the nine month period ended September 30, 2004, net income was $14.5 million representing diluted earnings per share of $1.40. This was 2.9% above the diluted per share amount of $1.36 earned in the first three quarters of 2003, when net income was $14.1 million. Cash dividends paid to shareholders in the nine month period totaled $.66 per share, or 10.0% higher than the $.60 per share paid in the first nine months of 2003. All per share amounts have been adjusted to reflect the effect of the 3% stock dividend distributed on September 29, 2004.

Thomas L. Hoy, President and CEO stated, "We are very pleased to report favorable quarterly and nine month earnings comparisons. Increases in net interest income and other operating income, together with a decrease in the provision for loan losses and strong control over the growth of other operating expense all contributed to the improved three and nine month earnings results. Our key profitability ratios reflect the strong performances. Return on average equity was 17.87% in the third quarter of 2004, up from 17.61% in the third quarter of 2003 and 17.70% for the nine month period which compares with 18.36% for the same nine month period in 2003. Return on average assets was 1.42% in the third quarter, up from 1.35% in the third quarter of 2003 and 1.40% for the nine month period versus 1.44% for the same nine month period in 2003."

Mr. Hoy added, "Net interest margin (expressed on a tax equivalent basis) for the quarter ended September 30, 2004 was 3.96%, up slightly from 3.90% for the third quarter of 2003. This represents the first favorable quarterly comparison of net interest margin to the prior year period since the second quarter of 2002. However, net interest margin has moved within a fairly narrow range for the past five consecutive quarters beginning with the third quarter of 2003 - between 3.86% and 3.97%. For the nine month period ended September 30, 2004, net interest margin was 3.93% as compared with 4.09% recorded in the same nine month 2003 period. Between the same nine month periods, tax equivalent net interest income rose 1.2% from $38.4 million in 2003 to $38.8 million in the current year. This represented the favorable impact of growth in average earning assets, which more than offset the effect of the modestly lower year-to-date net interest margin in this year's nine month period versus last year's as noted above. For the nine month period, average earning assets rose $65 million to $1.319 billion from $1.254 billion, a 5.2% increase."

Mr. Hoy also stated, "Total loans outstanding at September 30, 2004 were $877 million, a new record high, although only slightly above the $867 million total from one year earlier. Indirect consumer loans, essentially loans to finance motor vehicles, were $306 million at September 30, 2004, off $18 million from the September 30, 2003 balance of $324 million, but up $8 million from the June 30, 2004 total of $298 million. As rates have recently risen in certain areas of the indirect market, our pricing model has become more competitive. Demand for small business loans, particularly commercial real estate financings, has remained relatively strong. Small business loans totaled $207 million at September 30, 2004, up $14 million, or 7.7%, from $193 million one year earlier."

Asset quality at quarter-end remained high as reflected in the nonperforming asset/total asset ratio of .24% at September 30, 2004. Nonperforming assets totaled $3.3 million versus $2.4 million one year earlier. The majority of the increase represented one credit, which is subject to a 75% U.S. Small Business Administration guarantee. The annualized ratios of net loan losses to average loans for the three and nine month periods of 2004 were .06% and .08%, compared with .07% and .10% for the respective 2003 periods. Our allowance for loan losses equaled 1.37% of period-end loans at September 30, 2004, virtually unchanged from the 2003 position.

At September 30, 2004, the market value of assets under trust administration and investment management was $795 million, an increase of $124 million, or 18.5%, from $671 million one year earlier. Income derived from providing these services was $3.228 million for the nine month period ended September 30, 2004, which represented an increase of $540 thousand, or 20.1%, from the $2.688 million earned in the comparable 2003 period.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY, serving the financial needs of Northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Income Statement				
Interest and Dividend Income	$17,038	$17,164	$51,402	$52,970
Interest Expense	4,536	5,216	14,485	16,354
Net Interest Income	12,502	11,948	36,917	36,616
Provision for Loan Losses	205	405	744	1,215
Net Interest Income After Provision for Loan Losses	12,297	11,543	36,173	35,401
Net (Loss) Gain on Securities Transactions	(9)	245	201	754
Net Gain on Sales of Loans	72	117	184	488
Recovery Related to Former Vermont Operations	---	---	77	---
Net Gains on the Sales of Other Real Estate Owned	---	---	---	12
Income From Fiduciary Activities	1,112	894	3,228	2,688
Fees for Other Services to Customers	1,922	1,747	5,517	5,072
Other Operating Income	169	204	418	480
Total Other Income	3,266	3,207	9,625	9,494
Salaries and Employee Benefits	5,059	4,831	14,642	14,257
Occupancy Expenses of Premises, Net	674	648	2,068	1,915
Furniture and Equipment Expense	655	685	2,044	2,102
Amortization of Intangible Assets	9	9	28	28
Foreclosed Property Expense	---	2	---	4
Other Operating Expense	1,893	2,025	5,807	5,972
Total Other Expense	8,290	8,200	24,589	24,278
Income Before Taxes	7,273	6,550	21,209	20,617
Provision for Income Taxes	2,305	1,981	6,678	6,487
Net Income	$ 4,968	$ 4,569	$14,531	$14,130
Share and Per Share Data [1]				
Period Ending Shares Outstanding	10,109	10,102	10,109	10,102
Basic Average Shares Outstanding	10,108	10,136	10,116	10,162
Diluted Average Shares Outstanding	10,342	10,383	10,352	10,393
Basic Earnings Per Share	$ 0.49	$ 0.45	$ 1.44	$ 1.39
Diluted Earnings Per Share	0.48	0.44	1.40	1.36
Cash Dividends	0.22	0.20	0.66	0.60
Book Value	11.19	10.30	11.19	10.30
Tangible Book Value [2]	10.26	9.33	10.26	9.33
Key Earnings Ratios				
Return on Average Assets	1.42%	1.35%	1.40%	1.44%
Return on Average Equity	17.87	17.61	17.70	18.36
Net Interest Margin [3]	3.96	3.90	3.93	4.09

[1] **Share and Per Share** amounts have been restated for the September 2004 three percent stock dividend.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[3] **Net Interest Margin** includes a tax equivalent adjustment for the third quarter of 19 basis points in 2004 and 20 basis points in 2003 and an adjustment for the nine-month period of 19 basis points in 2004 and 19 basis points in 2003.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30, 2004			September 30, 2003		
	Period End	Third Quarter Average	Year-to-Date Average	Period End	Third Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 38,301	$ 37,473	$ 35,593	$ 38,409	$ 34,167	$ 32,149
Federal Funds Sold	5,000	1,418	9,532	29,400	12,477	9,343
Securities Available-for-Sale	324,172	335,882	340,052	311,407	310,555	316,277
Securities Held-to-Maturity	109,255	107,041	106,329	106,449	101,829	85,536
Loans	876,939	873,569	863,357	867,338	854,257	843,174
Allowance for Loan Losses	(12,056)	(11,992)	(11,929)	(11,778)	(11,634)	(11,467)
Net Loans	864,883	861,577	851,428	855,560	842,623	831,707
Premises and Equipment, Net	14,878	14,761	14,444	14,073	13,893	13,806
Goodwill and Intangible Assets, Net	9,478	9,473	9,474	9,799	9,730	9,714
Other Assets	18,826	19,608	20,701	19,096	18,816	15,720
Total Assets	$1,384,793	$1,387,233	$1,387,553	$1,384,193	$1,344,090	$1,314,252
Demand Deposits	$ 169,992	$ 172,793	$ 161,886	$ 157,672	$ 153,856	$ 141,338
Nonmaturity Interest-Bearing Deposits	634,805	607,648	639,634	633,392	593,907	586,138
Time Deposits of $100,000 or More	75,024	71,558	67,973	71,772	75,771	75,428
Other Time Deposits	170,770	171,166	176,240	186,808	190,336	195,342
Total Deposits	1,050,591	1,023,165	1,045,733	1,049,644	1,013,870	998,246
Short-Term Borrowings	50,037	55,433	45,292	49,733	46,917	41,859
Federal Home Loan Bank Advances	139,800	165,957	155,431	150,000	150,000	147,619
Other Long-Term Debt	15,000	15,000	15,000	15,000	12,500	7,527
Other Liabilities	16,214	17,059	16,456	15,719	17,892	16,099
Total Liabilities	1,271,642	1,276,614	1,277,912	1,280,096	1,241,179	1,211,350
Common Stock	13,479	13,244	13,139	13,086	11,465	10,804
Surplus	125,327	118,576	115,409	113,127	114,672	115,108
Undivided Profits	20,746	26,172	26,730	21,673	20,508	17,898
Unallocated ESOP Shares	(1,502)	(1,502)	(1,502)	(1,822)	(1,822)	(1,822)
Accumulated Other Comprehensive Income (Loss)	672	(578)	561	1,067	81	1,948
Treasury Stock	(45,571)	(45,293)	(44,696)	(43,034)	(41,993)	(41,034)
Total Shareholders' Equity	113,151	110,619	109,641	104,097	102,911	102,902
Total Liabilities and Shareholders' Equity	$1,384,793	$1,387,233	$1,387,553	$1,384,193	$1,344,090	$1,314,252
Assets Under Trust Administration And Investment Management	$795,298			$671,160		
Capital Ratios						
Leverage Ratio	8.62%			8.12%		
Tier 1 Risk-Based Capital Ratio	13.54			12.46		
Total Risk-Based Capital Ratio	14.80			13.72		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30,	
	2004	2003
Loan Portfolio		
Commercial, Financial and Agricultural	$ 75,863	$ 84,330
Real Estate – Commercial	131,571	108,294
Real Estate – Residential	344,230	327,250
Real Estate – Construction	8,508	9,757
Indirect Consumer Loans	305,927	323,746
Other Loans to Individuals	10,840	13,961
Total Loans	$876,939	$867,338
Allowance for Loan Losses, Third Quarter		
Allowance for Loan Losses, Beginning of Period	$11,984	$11,518
Loans Charged-off	(195)	(218)
Recoveries of Loans Previously Charged-off	62	73
Net Loans Charged-off	(133)	(145)
Provision for Loan Losses	205	405
Allowance for Loan Losses, End of Period	$12,056	$11,778
Allowance for Loan Losses, First Nine Months		
Allowance for Loan Losses, Beginning of Period	$11,842	$11,193
Loans Charged-off	(726)	(874)
Recoveries of Loans Previously Charged-off	196	244
Net Loans Charged-off	(530)	(630)
Provision for Loan Losses	744	1,215
Allowance for Loan Losses, End of Period	$12,056	$11,778
Nonperforming Assets		
Nonaccrual loans	$2,839	$1,832
Loans Past Due 90 or More Days and Accruing	311	332
Restructured Loans	---	---
Total Nonperforming Loans	3,150	2,164
Repossessed Assets	123	207
Other Real Estate Owned	---	---
Total Nonperforming Assets	$3,273	$2,371
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Third Quarter Annualized	0.06%	0.07%
Net Loans Charged-off to Average Loans, First Nine Months Annualized	0.08	0.10
Provision for Loan Losses to Average Loans, Third Quarter Annualized	0.09	0.19
Provision for Loan Losses to Average Loans, First Nine Months Annualized	0.12	0.19
Allowance for Loan Losses to Period-End Loans	1.37	1.36
Allowance for Loan Losses to Nonperforming Loans	382.73	544.24
Nonperforming Loans to Period-End Loans	0.36	0.25
Nonperforming Assets to Period-End Assets	0.24	0.17